UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Allegiant Travel Company

(Name of Issuer)

Common Stock $.001 par value per share

(Title of Class of Securities)

01748X 10 2

(CUSIP Number)

Robert B. Goldberg, Esq.
3490 Piedmont Road, Suite 400
Atlanta, Georgia 30305
(404)233-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01748X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice J. Gallagher, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,845,583

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,845,583

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,845,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the “Common Stock”).  The name of the issuer is Allegiant Travel Company, a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 3301 N. Buffalo Drive, Suite B-9, Las Vegas, Nevada 89129.

Item 2.	Identity and Background
The reporting person is Maurice J. Gallagher, Jr. with respect to whom the following information is provided:

(a)                                  Name.  Maurice J. Gallagher, Jr.

(b)                                 Address.  3301 N. Buffalo Drive, Suite B-9, Las Vegas, Nevada 89129.

(c)                                  Principal Occupation and Employment.  Chief executive officer of Allegiant Travel Company.

(d)                                 Criminal Proceedings.  None.

(e)                                  Civil proceedings.  None

(f)                                    Citizenship.  United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Stock acquired in 2001 and earlier with personal funds.

Item 4.	Purpose of Transaction

All of the reported shares are held for investment purposes.

(a)         The Reporting Person has no current plans or proposals which relate to or would result in the purchase additional securities of the Company or disposal of all or a portion of his investment in the Company;

(b)        The Reporting Person has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)         The Reporting Person has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)        Mr. Gallagher presently serves on the Board of Directors of the Company.   The Reporting Person has no plans or proposals which relate to or would result in any change in the management of the Company or in the number or term of Directors;

(e)         The Reporting Person has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

(f)         The Reporting Person has no plans or proposals which relate to or would result in any other material change in the Company’s business or corporate structure;

(g)        The Reporting Person has no plans or proposals which relate to or would result in changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h)        The Reporting Person has no plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                             The Reporting Person has no plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                             The Reporting Person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (a),through (i).

Item 5.	Interest in Securities of the Issuer

(a)                                  Number of Shares/Percentage of Class Beneficially Owned.

Maurice J. Gallagher, Jr. beneficially owns a total of 4,845,583 shares of the Company’s Common Stock which represent approximately 24.5% of the outstanding shares of Common Stock, based on 19,795,933 shares of Common Stock outstanding as of December 13, 2006, as indicated by the Company.

(b)                                 Nature of Ownership.  Maurice J. Gallagher, Jr. has sole power to vote and direct the disposition of all of the 4,845,583 shares reported as beneficially owned by him.

(c)                                  Recent Transactions.  None.

(d)                                 Rights to Dividends or Proceeds.  None.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2006
Date
/s/ Maurice J. Gallagher, Jr.
Signature
Maurice J. Gallagher, Jr.
Name/Title